THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

02 SEP -9 AM 10:07

101 BARCLAY STREET, NEW YORK, N.Y. 10286

DEPOSITARY RECEIPTS

August 27, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

02049830

SUPPL

Re: Shiseido Co., Ltd. - File No. 82-3311

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

To Whom It May Concern:

At the request of Shiseido Co., Ltd., enclosed please find the following documents:

- Notice of Resolutions of the 102nd Annual General Meeting of Shareholders dated June 27, 2002.

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We are forwarding these documents at the request and on behalf of Shiseido, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely yours,

S. Sumikawa

Shunsuke Sumikawa
Account Officer
American Depositary Receipts
Tel#: (212) 815-2042
Fax#: (212) 571-3050
Email: ssumikawa@bankofny.com

dlw 9/9

[**Translation**: Please note that the following purports to be an accurate and complete translation of the original Japanese version except for the annual non-consolidated business report of the company, prepared for the convenience of shareholders outside Japan. However, in the case of any discrepancy between the translation and the Japanese, the latter shall prevail.]

June 27, 2002

To the Shareholders:

NOTICE OF RESOLUTIONS OF THE 102ND ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 102nd Annual General Meeting of Shareholders of the Company held on June 27, 2002, report was made and resolutions were adopted as set forth below.

Yours very truly,

Morio Ikeda
President and Chief Executive Officer
Shiseido Company, Limited
7-5-5, Ginza, Chuo-ku,
Tokyo 104-8010

Description

Matters reported:

Report on the Non-Consolidated Balance Sheet as of March 31, 2002 and the Non-Consolidated Statement of Income and Business Report for the 102nd Business Term (April 1, 2001 to March 31, 2002).

The particulars of the above accounting documents were reported to the meeting.

Matters resolved:

First Item of Business: *Approval of the Proposed Appropriation of Retained Earnings for the 102nd Business Term*

The proposition was approved and adopted as proposed.

Second Item of Business: *Partial Amendment to the Articles of Incorporation*

The proposition was approved and adopted as proposed.
Details of the amendments are as follows:

Before the amendment	After the amendment
Article 5-2.(Cancellation of Shares) After June 26, 1998, the Company may purchase and cancel up to 4,200 shares of the Company by the Board resolution when especially necessary in the Board's opinion considering economic situation, operation state or financial state of the Company and other factors.	(deleted)
Article 6. (Amount of per-value stock) The value of each par value share to be issued by the Company shall be fifty (50) yen.	(deleted)

Article 7. (Number of Unit Share (*Tan-i-kabu*)) The number of unit share (*tan-i-kabu)* of the Company shall be 1,000 shares. (Newly provided)	Article 6. (Number of Unit Share (*Tan-gen-kabu*)) The number of unit share (t*an-gen-kabu*) of the Company shall be 1,000 shares. 2 The Company shall not issue any share certificate representing shares which do not reach one unit share ("under unit share"); provided, however, the foregoing is not applicable to the contents provided by the Share Handling Regulation of the Company.
Article 8. (Transfer Agent) The Company shall have a transfer agent for its shares. The transfer agent and its place of business shall be designated by resolution of the Board of Directors and shall be in the public notice. The shareholders' register and beneficial shareholders' register of the Company shall be kept at the place of business of the transfer agent, and any clerical matters for shares, such as registration of transfers of shares, purchase of the fractional shares (*tan-i-miman-kabu*) and acceptance of notifications of l beneficial shareholder shall be handled by the transfer agent and not directly by the Company.	Article 7. (Transfer Agent) The Company shall have a transfer agent for its shares. The transfer agent and its place of business shall be designated by resolution of the Board of Directors and shall be in the public notice. The shareholders' register and beneficial shareholders' register of the Company shall be kept at the place of business of the transfer agent, and any clerical matters for shares, such as registration of transfers of shares, purchase of the fractional shares *(tan-gen-miman-kabu*) and acceptance of notifications of l beneficial shareholder shall be handled by the transfer agent and not directly by the Company.
Article 9. (Share Handling Regulations) The denomination of share certificates of the Company, registration of transfers of shares, purchase of fractional shares, acceptance of notifications of beneficial shareholder and any other procedures for shares shall be governed by the Share Handling Regulations established by the Board of Directors.	Article 8. (Share Handling Regulations) The denomination of share certificates of the Company, registration of transfers of shares, purchase of fractional shares, acceptance of notifications of beneficial shareholder and any other procedures for shares shall be governed by the Share Handling Regulations established by the Board of Directors.

Article <u>10</u>. (Record Date) The Company shall define that those shareholders whose names have been entered in the last shareholders' register and in the last beneficial shareholders' register as of March 31 of each year are the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders held with respect to the closing of accounts for the year. 2. In addition to the preceding paragraph, the Company may previously fix a record date by giving prior public notice if so required to determine those entitled to exercise their rights as shareholders.	Article <u>9</u>. (Record Date) The Company shall define that those shareholders whose names have been entered <u>or recorded</u> in the last shareholders' register and in the last beneficial shareholders' register as of March 31 of each year are the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders held with respect to the closing of accounts for the year. 2. In addition to the preceding paragraph, the Company may previously fix a record date by giving prior public notice if so required to determine those entitled to exercise their rights as shareholders.
Chapter 3 General Shareholders' Meeting (Newly provided)	Chapter 3 General Shareholders' Meeting <u>Article 10. (Place of General Shareholders' Meeting)</u> <u>General Shareholders' Meeting shall be convened in the central area of Tokyo City, as well as at a the seat of the principal office or some place nearby.</u>
Article 15. (Minutes) The substance and results of the proceedings of a meeting of shareholders shall be written in minutes, to which the chairman and the Directors present shall affix their respective names and seals and shall be kept for ten years at principal office of the Company and certified copy thereof, for five years at branches.	Article 15. (Minutes) The substance and results of the proceedings of a meeting of shareholders shall be written <u>or recorded</u> in minutes, to which the chairman and the Directors present shall affix their respective names and seals <u>or take substitutive actions in place of signature in accordance with the provisions of an ordinance by Ministry of Justice</u> and shall be kept for ten years at principal office of the Company and certified copy thereof, for five years at branches.
Chapter 4 Directors and Board of Directors Article 16. (Number of Directors and Election) The Company shall have not <u>less</u> than <u>seven (7)</u> Directors which shall be elected at a general shareholders' meeting. 2. The election of Directors shall be resolved	Chapter 4 Directors and Board of Directors Article 16. (Number of Directors and Election) The Company shall have not <u>more</u> than <u>twelve (12)</u> Directors which shall be elected at a general shareholders' meeting. 2. The election of Directors shall be resolved

by a majority vote of the shareholders present who shall hold and represent one-third (1/3) or more of <u>shares</u> of the total number of <u>shares issued and outstanding</u>. 3. The election of Directors may not be made by cumulative voting.	by a majority vote of the shareholders present who shall hold and represent one-third (1/3) or more of <u>voting rights</u> of <u>the total voting rights of all shareholders</u>. 3. The election of Directors may not be made by cumulative voting.
Chapter 5 Corporate Auditor and Board of Corporate Auditors Article 23. (Number of Corporate Auditors and Election) The Company shall have not less than three (3) Corporate Auditors which shall be elected at a general shareholders' meeting. 2. The election of Corporate Auditors shall be resolved by a majority vote of the shareholders present who shall hold and represent one-third (1/3) or more of shares of the total number of shares issued.	Chapter 5 Corporate Auditor and Board of Corporate Auditors Article 23. (Number of Corporate Auditors and Election) The Company shall have not less than three (3) Corporate Auditors which shall be elected at a general shareholders' meeting. 2. The election of Corporate Auditors shall be resolved by a majority vote of the shareholders present who shall hold and represent one-third (1/3) or more of the total number of <u>voting rights</u> issued and outstanding.
Article 24. (Term of office) The Term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within <u>three (3)</u> year after their assumption of office. 2. The Term of office of a Director elected to fill a vacancy shall terminate upon expiration of the remaining term of office of the other Corporate Auditors then in office.	Article 24. (Term of office) The Term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within <u>four (4)</u> year after their assumption of office. 2. The Term of office of a Director elected to fill a vacancy shall terminate upon expiration of the remaining term of office of the other Corporate Auditors then in office.
Chapter 6 Accounts Article 31. (Dividends) Dividends shall be paid to the shareholders whose names have been entered in the shareholders' register or beneficial shareholders' register as of March 31 each year.	Chapter 6 Accounts Article 31. (Dividends) Dividends shall be paid to the shareholders whose names have been entered <u>or recorded</u> in the shareholders' register or beneficial shareholders' register as of March 31 each year.
Article 32. (Interim Dividends) The Company may, subject to resolution of the Board of Directors, make interim dividends to the shareholders whose names have been entered in the	Article 32. (Interim Dividends) The Company may, subject to resolution of the Board of Directors, make interim dividends to the shareholders whose names have been entered <u>or</u>

last shareholders' register and beneficial shareholders' register as of September 30 of each year in accordance with Article 293-5 of the Commercial Code.	recorded in the last shareholders' register and beneficial shareholders' register as of September 30 of each year in accordance with Article 293-5 of the Commercial Code.
Article 34. (Time of Conversion of Convertible Bonds.) The initial dividends or interim dividends on shares issued upon conversion of convertible bonds shall be paid, assuming that the conversion took place on April 1 if such conversion request is made during the period from April 1 to September 30 or on October 1 if such conversion request is made during the period from October1 to March 31 of the following year.	(deleted)

Third Item of Business: *Issuance of new share subscription rights to parties other than shareholders on specifically favorable conditions (Stock Option Plan).*

The proposition was approved and adopted as proposed.

Fourth Item of Business: *Acquisition of the Company's own shares*

The proposition was approved and adopted as proposed.

Fifth Item of Businss: *Election of Seven (7) Directors*

The proposition was approved and adopted as proposed
Mr. Akira Gemma, Mr. Morio Ikeda, Mr. Shigeo Shimizu,
Mr. Takeshi Ohori and Mr. Tadakazu Saito, Mr. Isao Isejima, and Mr. Kohei Mori were re-elected as Director and each of them has assumed the respective office.

Sixth Item of Business: *Election of One (1) Corporate Auditor*

The proposition was approved and adopted as proposed.
Mr. Kazunari Moriya was newly elected as Corporate Auditor and has assumed the respective office.

Seventh Item of Business: *Granting of Retirement Gratuities to Retiring Directors and Corporate Auditor*

The proposition was approved and adopted as proposed.
It was resolved that the retirement gratuity be granted to Mr. Sadao Abe, Mr. Osamu Hosokawa, Mr. Masami Hamagauchi, Mr. Yoshimaru Kumano, Mr. Kazunari Moriya and Mr. Akira Yamauchi who retired as Director, and Mr. Masatoshi Takemoto who retired as Corporate Auditor, at the close of the current Annual General Meeting of Shareholders, for rewarding their services during their terms of offices and in amounts to be determined as reasonable in accordance with the prescribed standards of the Company.

The Company likes to leave decisions regarding the specific amounts, grant dates and manners, etc. of these retiring gratuities to a meeting of the Board of Directors as for gratuities to retiring Directors and to a consultation among Corporate Auditors as for gratuities to retiring Corporate Auditor.

- END -

In accordance with corporate governance, to strengthen the Board of Directors' function of initiative and supervision, and to clarify executive responsibilities for the operation of the whole group of the Company, an executive officer system will be adopted.

At the Board of Directors Meeting held after the close of this Annual General Meeting of Shareholders, the following Twenty seven (27) Corporate Office, including Three (3) Representative Directors were elected and each of them assumed their respective office.

Chairman (Representative Director)	Akira Gemma
President & CEO (Representative Director)	Morio Ikeda
Vice President / Corporate Senior Executive Officer (Representative Director)	Shigeo Shimizu
Corporate Executive Officer (Director)	Takeshi Ohori

Corporate Executive Officer (Director)	Tadakatsu Saito
Corporate Officer (Director)	Isao Isejima
Corporate Officer (Director)	Kohei Mori
Corporate Senior Executive Officer	Sadao Abe
Corporate Senior Executive Officer	Osamu Hosokawa
Corporate Executive Officer	Shigeru Akechi
Corporate Executive Officer	Masami Hamaguchi
Corporate Executive Officer	Yoshimaru Kumano
Corporate Executive Officer	Yasutaka Mori
Corporate Executive Officer	Keizaburo Suzuki
Corporate Executive Officer	Akira Yamauchi
Corporate Officer	Takashi Hibino
Corporate Officer	Takao Kakizaki
Corporate Officer	Junichi Tsuboi
Corporate Officer	Michihiro Yamaguchi
Corporate Officer	Toshimitsu Kobayashi
Corporate Officer	Yoshikuni Miyakawa
Corporate Officer	Seiji Nishimori
Corporate Officer	Kazuhiro Otake
Corporate Officer	Kazuko Oya
Corporate Officer	Kazutoshi Satake
Corporate Officer	Takemasa Yamanaka
Corporate Officer	Yutaka Yamanouchi
Corporate Auditor (full time)	Kazunari Moriya

Corporate Auditor (full time)	Hiroshi Yamaguchi
Corporate Auditor (part-time)	Kinya Imamura
Corporate Auditor (part-time)	Eiko Oya

Mr. Kinya Imamura and Ms. Eiko Oya are External Corporate Auditors in accordance with Article 18.1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.